FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of August, 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






                 HSBC BANK (PANAMA), S.A. TO ACQUIRE FINANCOMER

HSBC Bank (Panama), S.A. has signed an agreement to acquire the group of consumer finance companies trading under the brand name Financomer.

The Financomer group, which had a gross assets of USD$ 41.5 million at 31 December 2004, entered the personal lending market in Panama in 1989 and currently has 129 employees, 12 branches and 13,000 customers.

This transaction remains subject to regulatory approval.

Financomer, S.A. is the principal trading company. Its affiliate companies include Financiera Flash, S.A., Grupo Financomer, S.A., Auto Empeno, S.A., Financomer Factoring, S.A., Financomer Leasing, S.A., Administracion Ejecutiva, S.A., InmobiliariaJoel, S.A., Securities Risk & Co., Ltd. y EDSA International Investments, Ltd.

HSBC has been present in Panama since 1972. HSBC Bank (Panama) S.A. has 16 branches and 54 ATMs, distributed between the cities of Panama, Colon, Aguadulce, Chitre and David providing a full range of banking products and services including commercial and consumer banking, HSBC Premier, private banking, and corporate banking.

Notes to editors:

HSBC Holdings plc

HSBC Holdings plc serves more than 110 million customers worldwide through more than 9,700 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,467 billion at 30 June 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  26 August 2005